Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces 2004 Year-end Results

Mississauga, Ontario (January 18, 2005) — Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the fiscal year ended November 30, 2004. All dollar amounts referenced herein are Canadian dollars unless otherwise noted.

At November 30, 2004, our cash and marketable securities totalled $73.0 million (US $61.6 million), compared with $60.1 million at the previous year-end. This increase is a result of the net proceeds received from the financing that was completed March 4, 2004, being greater than the cash used in operations during the year. In line with our expectations, our net cash used in operating activities during 2004 was $55.8 million and during the fourth quarter of 2004 was $13.7 million, an increase of $0.5 million over the third quarter of 2004.

We incurred a net loss for the year of $74.6 million, or $1.07 per common share, compared with a net loss of $31.9 million, or $0.57 per common share for the previous year. The majority of the difference between our net cash used in operating activities and our accounting loss for 2004 results from accrued expenses related to our phase III studies, which are not payable until certain performance-based milestones are achieved, and from a foreign exchange loss of $8.3 million. With respect to the foreign exchange loss, we held a large percentage of our cash resources in U.S. dollars during 2004 to cover our significant U.S. dollar denominated R&D expenses, which are associated with our phase III clinical programs. The foreign exchange loss resulted from the strengthening of our reporting currency, the Canadian dollar, relative to the U.S. dollar, over the course of 2004. This foreign exchange loss, although significant from an accounting point of view, does not impair our ability to pay our U.S. dollar expenditures.

In 2004, research and development expenditures increased to $51.8 million from $21.7 million in 2003. Our phase III programs in peripheral arterial disease and chronic heart failure were the key drivers of this increase. This increase was primarily the result of new clinical sites being initiated in our two phase III clinical trials and higher patient recruitment rates in these studies. The number of new clinical site initiations increased by approximately 163% in 2004, as compared to 2003, and the number of patients recruited into these trials, which is also a key driver of R&D costs, increased by 875% in 2004 over 2003. Further information about our research and development programs is included in the Highlights below.

General and administrative expenditures were $15.9 million in 2004, compared to $10.2 million in 2003. The majority of the increase in G&A expenditures resulted from infrastructure and other costs, which have increased to support our two phase III clinical programs and other activities associated with preparing for the commercialization of our products.

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management’s Discussion and Analysis for the year ended November 30, 2004, are accessible on Vasogen’s Web site at www.vasogen.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

-more-

...page 2, January 18, 2005

Highlights

•	We reached full enrollment in our 500-patient pivotal phase III SIMPADICO trial in peripheral arterial disease (PAD). The SIMPADICO trial is designed to investigate the use of our Celacade™ technology to improve maximal treadmill walking distance; the efficacy endpoint recognized by the FDA and other regulatory authorities for approving new products for PAD. We expect that the primary endpoint of the SIMPADICO study will be completed by the end of the second quarter of 2005 and results will be made available following analysis of the data.

•	Comprehensive results from our phase II trial in advanced chronic heart failure patients were published in the September 15, 2004 issue of the Journal of the American College of Cardiology. The article was authored by Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service at the Methodist DeBakey Heart Center and Baylor College of Medicine; Dr. François Sestier, Faculty of Medicine at the University of Montréal; Dr. Branislav Radovancevic, Associate Director, Cardiovascular Surgery and Transplant Research, Texas Heart Institute; and Dr. James Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation. The clinical trial evaluated 73 patients with advanced chronic heart failure who were all receiving stable doses of pharmaceuticals that reflected the current standard of care. The key finding from the published study, which formed the basis for the ongoing 2,000-patient pivotal phase III ACCLAIM trial, was a significant reduction in the risk of death and all-cause hospitalization for patients in the Celacade group compared to patients receiving placebo.

•	Patient recruitment into the ACCLAIM trial expanded in North America and Europe, under the direction of pre-eminent cardiovascular researchers and opinion leaders, at a total of more than 150 medical centers. The ACCLAIM trial is investigating the impact of our Celacade technology on the risk of death and cardiovascular hospitalization in advanced heart failure patients. The primary outcome measure of the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,016 patients, will conclude when a minimum of 701 events (defined as death or first cardiovascular hospitalization) has occurred and all patients have been followed for at least six months. Subject to achieving the pre-defined event rate, we expect to complete the primary endpoint of the ACCLAIM study and report initial results during the second half of 2005.

•	Preclinical results demonstrating the ability of our Celacade technology to reduce heart muscle inflammation were presented at the 8th Annual Scientific Meeting of the Heart Failure Society of America in Toronto. The research was conducted under the direction of Dr. Guillermo Torre-Amione and Dr. Douglas L. Mann from the Methodist DeBakey Heart Center and Winter’s Center of Heart Failure Research at Baylor College of Medicine. In a preclinical model of cardiac inflammation, using our Celacade technology, both myocardial levels of the pro-inflammatory cytokine TNF-á and inflammatory cellular infiltrates in heart tissue were decreased. Inflammatory cellular infiltrates were found in 57% of controls and in only 25% of animals receiving the active treatment using our Celacade technology. The importance of this key finding is that the anti-inflammatory effects were focused at the tissue level within the myocardium, providing additional insight into the potential mechanism of benefit of using our Celacade technology in heart failure.

•	We were granted regulatory approval in Europe (the CE Mark) for our Celacade technology for the treatment of chronic heart failure. This regulatory approval positions us to market our technology in the 25 member countries of the European Union, where it is estimated that chronic heart failure affects more than five million people. We plan to commercialize our Celacade technology in Europe upon the successful completion of our ongoing ACCLAIM trial, which is designed to support commercial introduction in the European Union and regulatory approvals and commercialization in North America.

•	Reflecting our increased focus on clinical development and preparations for market introduction of our Celacade technology, we recently announced the appointment of Jay Kleiman, MD, MPA, as Head of Cardiovascular Development and Chief Medical Officer, with overall responsibility for the development of

-more-

....page 3, January 18, 2005

cardiovascular products, and Michael Shannon, MD, MSc, MA, as Vice President of Medical Affairs, with responsibility for providing medical leadership to the Company’s clinical development programs. In his thirty years of medical practice and industry experience as a cardiologist, Dr. Kleiman has demonstrated leadership in both medical products development and health policy. As Medical Director, Cardiovascular/Metabolic Clinical Research for the G.D. Searle Division of Pharmacia (now Pfizer Corporation), he managed a 7,300-patient interventional cardiology outcomes trial (EXCITE), and a 6,600-patient international phase III heart failure trial (EPHESUS) that led to a successful NDA submission. Dr. Shannon also has thirty years of experience in medical leadership roles with government and industry, including a number of senior roles at Health Canada. Dr. Shannon has served as the Director General for the Laboratory Centre for Disease Control at Health Canada, the Chief Medical Advisor to the Assistant Deputy Minister of the Health Protection Branch, and the Director General of the Canadian Blood Secretariat within Health Canada. As we prepare for additional regulatory filings and market introduction of our Celacade technology, we welcome the depth of experience and expertise that these outstanding individuals bring to our management team.

•	We reported results from our preclinical program investigating the therapeutic potential of VP025. VP025, the lead product candidate from our new class of drugs, targets the chronic inflammation underlying neurological conditions, including Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig’s disease. VP025 is expected to enter clinical development during the first half of 2005.

•	Research demonstrating the ability of VP025 to reverse a correlate of memory impairment associated with aging was presented at the Fourth Federation of European Neuroscience Societies Forum in Lisbon, Portugal and at Neuroscience 2004, the Society for Neuroscience’s 34th Annual Meeting in San Diego. The results, presented by Dr. Marina Lynch and her team from the Department of Physiology at Trinity College in Ireland, also showed that VP025 prevented impairment of memory caused by beta-amyloid, a major component of the plaques found in brains of Alzheimer’s disease patients.

•	Also presented at Neuroscience 2004, was research carried out at the Department of Anatomy/Neuroscience, Biosciences Institute, University College Cork, Ireland, that demonstrated the ability of VP025 to improve movement abnormalities and provide a significant neuroprotective effect in a well-established model of Parkinson’s disease. Evidence is accumulating that inflammation also plays an important role in the pathogenesis of this debilitating condition.

•	Research was also presented at both the 128th Annual Meeting of the American Neurological Association in Toronto and at Neuroscience 2004, which confirmed the ability of VP025 to significantly delay the onset of symptoms and increase survival in a model of ALS. In ALS, the immune system actively contributes to motor neuron injury through inflammatory processes. This research was conducted under the direction of Dr. Stanley Appel, Chief of Neurology at the Methodist Hospital and Professor of Neurology at Baylor College of Medicine.

•	Data from a second formulation from our VP series of drugs (VP015), was published in the Journal of Neuroimmunology. The preclinical data demonstrate the ability of VP015 to mediate inflammatory activity across the blood brain barrier and to significantly reduce markers of inflammation in the brain, supporting the therapeutic potential for the VP drug formulations to address a number of serious neuro-inflammatory disorders.

•	In September, we held an R&D Investor Meeting in New York to review our technology and clinical programs. Panel members included: Dr. Jeffrey Olin, Professor of Medicine, Mount Sinai School of Medicine and Global Principal Investigator and Chairman of the Steering Committee for the SIMPADICO study; Dr. Milton Packer,

-more-

...page 4, January 18, 2005

Director, Center for Biostatistics and Clinical Science, University of Texas and a member of Vasogen’s Scientific Advisory Board; Dr. Guillermo Torre-Amione, Medical Director, Heart Transplant Service, Texas Heart Institute and Medical Director, Cardiac Transplant Service, Baylor College of Medicine and Principal Investigator for the U.S. arm of the ACCLAIM trial; and Dr. James Young, Chairman, Department of Medicine and Medical Director of the Kaufman Center for Heart Failure at the Cleveland Clinic and Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial.

•	In March 2004 we completed an offering of 9,775,000 common shares, resulting in gross proceeds to the Company of approximately US$57.7 million.

•	On December 17, 2003 Vasogen common shares began trading on the NASDAQ National Market and on May 24, 2004, Vasogen was added to the NASDAQ Biotechnology Index.

A conference call will be conducted on January 18, 2005, at 4:30 p.m. Eastern Time. The conference call may be accessed at 416-695-5261 or 1-888-789-0150 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 1-866-631-6903, pin code 1247 and will also be available at www.vasogen.com.

About Vasogen:

Vasogen is a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Our lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials in life-threatening cardiovascular conditions with significant unmet needs. The 500-patient phase III SIMPADICO trial, which has completed patient enrolment, is designed to further investigate the use of our Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2000-patient phase III ACCLAIM trial, ongoing at more than 150 clinical centers in North America and Europe, is designed to further investigate the use of our Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. We are also developing a new class of drugs for the treatment of inflammation in the brain and central nervous system. VP025, the lead product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders including Parkinson’s disease and Alzheimer’s disease, and is expected to enter phase I clinical development during the first half of 2005.

This document and conference call contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Financial Statements to Follow
(Notes to the Financial Statements will be available on www.vasogen.com, SEDAR and EDGAR)

...page 5, January 18, 2005

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2004 and 2003

	2004	2003
Assets
Current assets:
Cash	$5,336	$4,476
Marketable securities	67,651	52,354
Clinical supplies	2,804	4,418
Tax credits recoverable	1,596	1,383
Prepaid expenses and deposits	1,850	1,021

	79,237	63,652
Marketable securities	—	3,255
Property and equipment	967	360
Acquired technology	759	1,013
Deferred share issue costs	—	503

	$80,963	$68,783

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$8,120	$3,831
Accrued liabilities	7,168	2,487
Accrued loss on forward exchange contracts	5,220	—

	20,508	6,318
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, without par value Issued and outstanding:
72,331,286 common shares (2003 - 62,022,306)	245,465	173,380
Warrants	1,456	1,456
Options	1,199	744
Deficit	(187,665)	(113,115)

	60,455	62,465
Commitments

	$80,963	$68,783

...page 6, January 18, 2005

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,

	2004	2003	2002	2004

Expenses:
Research and development	$51,794	$21,730	$12,675	$122,725
General and administration	15,852	10,250	7,542	61,592
Foreign exchange loss	8,288	1,111	267	9,608

Loss before the undernoted	(75,934)	(33,091)	(20,484)	(193,925)
Investment income	1,384	1,143	977	7,770

Loss for the period	(74,550)	(31,948)	(19,507)	(186,155)
Deficit, beginning of period	(113,115)	(81,167)	(61,660)	(1,510)

Deficit, end of period	$(187,665)	$(113,115)	$(81,167)	$(187,665)

Basic and diluted loss per common share	$(1.07)	$(0.57)	$(0.40)

...page 7, January 18, 2005

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2004	2003	2002	2004

Cash provided by (used in):
Operating activities:
Loss for the period	$(74,550)	$(31,948)	$(19,507)	$(186,155)
Items not involving cash:
Amortization of property and equipment and acquired technology	463	393	377	4,286
Stock-based compensation costs	455	431	—	886
Common shares issued for services	—	—	—	2,449
Foreign exchange loss	8,278	1,186	228	9,584
Other	—	4	—	(35)
Change in non-cash operating working capital	9,542	708	(1,235)	9,010
	(55,812)	(29,226)	(20,137)	(159,975)

Financing activities:
Shares issued for cash	76,913	50,669	25,000	233,405
Warrants exercised for cash	—	1,347	—	16,941
Options exercised for cash	1,300	589	540	7,042
Share issue costs	(5,625)	(4,632)	(1,901)	(17,265)
Issue of convertible debt, net	—	—	—	622
Payable to related parties	—	—	—	(234)

	72,588	47,973	23,639	240,511
Investing activities:
Increase in property and equipment	(816)	(192)	(87)	(1,903)
Increase in acquired technology	—	—	—	(1,283)
Purchases of marketable securities	(74,872)	(49,151)	(24,201)	(221,767)
Maturities of marketable securities	59,976	33,143	21,626	149,947

	(15,712)	(16,200)	(2,662)	(75,006)
Foreign exchange loss on cash held in foreign currency	(204)	(95)	(3)	(194)

Increase in cash and cash equivalents	860	2,452	837	5,336
Cash, beginning of period	4,476	2,024	1,187	—

Cash, end of period	$5,336	$4,476	$2,024	$5,336